EXHIBIT 12.1

THE WET SEAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

(AMOUNTS IN THOUSANDS, EXCEPT RATIOS AND WHERE NOTED)

	January 30, 2010	January 31, 2009	February 2, 2008	February 3, 2007		January 28, 2006
EARNINGS:
Income (loss) from continuing operations before income taxes	$22,366	$31,476	$23,610	$(12,530)		$(29,032)
Fixed charges	21,473	23,063	19,827	48,646		54,738
Accretion of non-cash dividends on convertible preferred stock						(23,317)

Total earnings	$43,839	$54,539	$43,437	$36,116		$2,389

FIXED CHARGES:
Interest expense and amortization of deferred financing costs	$973	$2,863	$1,136	$31,955		$15,150
Estimated interest expense included in minimum gross rent(3)	20,500	20,200	18,691	16,691		16,271
Accretion of non-cash dividends on convertible preferred stock						23,317

Total fixed charges	$21,473	$23,063	$19,827	$48,646		$54,738

RATIO OF EARNINGS TO FIXED CHARGES	2.04	2.36	2.19	—	(1)	— (2)

(1)	Earnings were insufficient to cover fixed charges by $12.5 million.
(2)	Earnings were insufficient to cover fixed charges by $52.3 million.
(3)	Interest component is estimated to be one-third of minimum gross rent.